UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Announcement Regarding Corporate Governance and Operational Matters

To: All Shareholders and Interested Parties of ICZOOM

As the current Chief Operating Officer (COO) and a shareholder of the Company, I hereby issue this statement concerning recent significant matters related to corporate governance and operations:

1.Compliance Issues Regarding Appointment and Removal of Executives and Directors:

Recent actions initiated by Mr. Lei Xia regarding the appointment of Ms. Hantao Cui as Chief Strategy Officer (CSO) and Director, and the removal of my position as COO, must be addressed. I must emphasize that these appointments and removals were not approved through a formal Board of Directors resolution. The process was not in compliance with the Company's Articles of Association and relevant laws and regulations, casting doubt on their legality and validity. To ensure compliance and seriousness in corporate governance and to protect the interests of all shareholders, I demand that a Board meeting be convened promptly to review and ratify these matters through proper legal and formal resolutions.

2.Issue Concerning Director Independence:

Based on previous announcement, Ms. Hantao Cui is the lawful spouse of Mr. Lei Xia. According to the explicit requirements for the independence of independent directors under Nasdaq Listing Rules and relevant Chinese laws and regulations, the spouse of a company director is ineligible to serve as an independent director of the listed company. Therefore, should Ms. Cui be appointed as a director, her status as an independent director would not conform to the aforementioned rules.

3.Continuation of COO Responsibilities

According to the Company's latest disclosed financial reports, in my capacity as Chief Operating Officer (COO), have provided a personal and independent guarantee for the company amounting to approximately US$13 million（See Note 11 and Note 19 of latest disclosed financial reports）. Until the Board of Directors formally appoints a new COO and this guarantee responsibility is assumed by a successor, I will continue to perform my duties as the current COO and a responsible shareholder, driven by my legal and fiduciary obligations to the company and all shareholders, to ensure the stability and continuity of the company's operations.

4.Regarding Corporate Governance and Operations:

I urge and expect the Company's CEO, who is also its largest shareholder, to prioritize the interests of all shareholders, respond proactively, and fulfill the primary responsibilities incumbent upon him as the major shareholder.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: November 13, 2025	By:	/s/ Duanrong Liu
Duanrong Liu
Chief Operating Officer And Director

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